Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

April 24, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the McKee International Equity Portfolio (the “Fund”), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on April 6, 2020. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In the first paragraph under the heading “The Change in Control of McKee” on page 2 of the proxy statement, please discuss in greater detail the relationship between CSM and North Square Investments, LLC.

Response. The requested change has been made.

2.	Comment. In the “Board Considerations in Approving the New Agreement – Costs of Advisory Services, Profitability and Economies of Scale” section, please discuss in greater detail whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the New Agreement with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors).

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

April 24, 2020

Response. The requested change has been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London